December 13, 2024

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1402, Richmake Commercial Building
198-200 Queen   s Road Central, Hong Kong

       Re: Oriental Culture Holding LTD
           Registration Statement on Form F-3
           F-3 filed December 5, 2024
           File No. 333-283631
Dear Yi Shao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services